Aurora Cannabis Obtains Health Canada Approval for Softgel Capsule Production at Aurora Vie Facility and launches CanniMed Capsules 3:3

Broadening Product Portfolio for Medical Market Creates Exciting Growth Opportunities

TSX: ACB

EDMONTON, Aug. 22, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) is pleased to announce it has received Health Canada authorization to produce cannabis softgel capsules at its state-of-the-art Aurora Vie facility in Pointe-Claire, Québec. Aurora will begin production of softgel capsules immediately, in partnership with Capcium Inc. ("Capcium"), the Montreal-based manufacturer that specializes in high-volume softgel encapsulation. Aurora holds a 19.99 per cent ownership stake in Capcium and is Aurora's exclusive manufacturer of cannabis softgel products in North America.

CanniMed Capsules 3:3 (CNW Group/Aurora Cannabis Inc.)

Aurora is also proud to announce the launch, through its wholly-owned subsidiary CanniMed, of a line of hardshell, vegan, precision-dose, medical cannabis capsules. Balanced with a blend of equal concentrations of THC and CBD (3mg/capsule of each cannabinoid), the product has no taste and offers reliable, long-lasting and consistent effects. CanniMed Capsules are a game-changer for patients and healthcare professionals who have been seeking alternative delivery systems for medical cannabis.

"Aurora continues to deliver on its strategy to build a robust portfolio of higher-margin products, and we are proud of the scientific innovation and dedication to patient well-being reflected by the launch of our cannabis capsules that offer a discreet and smoke free method of consumption for patients," said Terry Booth, CEO of Aurora. "While many people continue to use dried buds for medical symptom relief, there is growing global demand for alternative drug delivery technologies. Through CanniMed and our partnership with Capcium, we are well-positioned to lead in this segment of the Cannabis market. We look forward to reporting on future innovations from the combined product development teams at Aurora, CanniMed, CTT pharmaceutical, Capcium and MedReleaf."

Cannabis capsules are preferred by healthcare professionals as they offer discreet, precision dosage, and have consistent and predictable efficacy. It is anticipated that once cannabis is legal for adult recreational use there will be significant consumer demand for encapsulated cannabis products. Aurora, its subsidiaries and partners share a strong, mutual belief in the importance of science to drive innovation in the form of marketable intellectual property, and new value-added products. Easy-to-use hardshell capsules and softgels deliver on this key mandate.

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and its first production facility, its recently acquired MedReleaf Markham facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes nine companies acquired - CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, Anandia Labs and MedReleaf - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), Capcium Inc. (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

For more information about Aurora, please visit our investor website investor.auroramj.com.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

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For further information: MEDIA CONTACTS: Heather MacGregor, Director of Communications, Aurora Cannabis, M : (416) 509-5416, heather.macgregor@auroramj.com, www.auroramj.com; Nicole Lascelle, Gestionnaire des Relations communautaires et communications, Community Relations & Communications Manager, Aurora Cannabis, M : (438) 828-4834, Nicole.lascelle@auroramj.com, www.auroramj.com; INVESTOR RELATIONS: Marc Lakmaaker, Vice President, Investor Relations, Aurora Cannabis, M: (647) 269-5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, Director, Investor Relations, Aurora Cannabis, M: (647) 331-7228, rob.kelly@auroramj.com, www.auroramj.com

CO: Aurora Cannabis Inc.

CNW 16:30e 22-AUG-18